Exhibit 99.1

TD Bank Group completes acquisition of Target’s U.S. credit card portfolio and enters into a seven-year program agreement

TORONTO, March 13, 2013 - TD Bank Group (TD) (TSX and NYSE: TD) today announced the completion of its transaction with Target Corporation (Target) (NYSE: TGT), in which TD has acquired Target’s U.S. Visa and private label card portfolio and entered into a seven-year program agreement to be the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target’s U.S. customers.

“We are thrilled to be working with Target, a leading retailer that shares our strong commitment to the customer. Target’s REDcard value proposition and extensive store network will help us continue to expand our growing North American card business," said Michael Rhodes, Executive Vice President, North American Credit Cards and Merchant Services, TD Bank Group.

With this transaction, TD has acquired more than 5 million active Visa and private label accounts, with a gross outstanding balance of US$5.7 billion, and will fund the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S.

As previously announced, under the terms of the program agreement, Target is responsible for all elements of operations and customer service and bears most operating costs to service the assets.  TD controls risk management policies, oversees regulatory compliance and bears all costs related to funding the portfolio.

For additional details on the transaction please refer to TD’s October 23, 2012 press release, which is available on td.com.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 9 million online customers. TD had CDN$818 billion in assets on January 31, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Investors:
Rudy Sankovic
TD Bank Group
416-308-9030

Media:
Stephen Knight
TD Bank Group
416-983-5804